Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund September 2018 Update
October 29, 2018

Supplement dated October 29, 2018 to Prospectus dated July 13, 2018
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.67%	-6.48%	$4.97M	$982.317
B	-0.72%	-6.94%	$56.40M	$797.866
Legacy 1	-0.47%	-4.84%	$1.06M	$801.322
Legacy 2	-0.49%	-5.01%	$0.38M	$781.146
Global 1	-0.43%	-4.08%	$21.31M	$801.311
Global 2	-0.45%	-4.28%	$0.88M	$783.098
Global 3	-0.59%	-5.53%	$0.89M	$663.642
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened slightly on renewed trade war worries.  The Canadian dollar strengthened, boosted by higher oil prices and on optimism a deal with the United States to renew the NAFTA trade pact would be reached.  The British pound strengthened on hopes of progress in Brexit negotiations.  The Japanese yen weakened on continued trade war fears and rising global bond yields.

Energy:  Crude oil prices moved to multi-month highs as U.S. sanctions against Iran, indications OPEC may not boost future output, and lower inventories combined to raise oil prices.  Natural gas prices rose on lower inventories.

Equities: Global equity markets were mixed, with the U.S. and Japanese markets rising while the Chinese and European markets fell.  The Nikkei Index reached a 27-year high on a weaker yen and earnings optimism.  U.S. markets moved higher on strong economic data.

Fixed Income:  Global fixed income markets moved lower as global central banks continued to normalize monetary policy.  European fixed income markets declined on strong economic data and optimism surrounding Brexit negotiations.  U.S. fixed income markets also declined as the Federal Reserve announced it may increase the number of future rate adjustments before ending the monetary policy tightening cycle.

Grains/Foods:  Corn and soybean markets rose on higher than expected export sales.  Wheat markets fell after Russia stated it will not restrict exports and the USDA reported higher than expected output for 2018.  Coffee markets rose over four percent as exports dropped sharply year over year.  Cocoa markets declined over 11% as beneficial weather conditions led to expectations of larger crop yields.  Sugar prices declined on elevated supplies.

Metals:  Gold prices declined as positive U.S. economic data supported the Federal Reserve's plan for steady interest rate hikes.  Copper prices rose as trade worries eased after tariffs announced were set at lower-than-expected rates.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$399,186	-$836,392
Change In Unrealized Income (Loss)	-370,754	-268,127
Brokerage Commission	-37,068	-333,561
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-64,711	-737,184
Change in Accrued Commission	-1,399	5,043
Net Trading Income (Loss)	-74,746	-2,170,221

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$56,366	$529,624
Interest, Other	5,707	154,463
Income from Securities	-187,244	-1,176,736
Dividend Income	0	0
Total Income (Loss)	-199,917	-2,662,870

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-10,374	56,930
Operating Expenses	18,377	186,355
Organization and Offering Expenses	21,218	214,228
Brokerage Expenses	330,867	3,364,201
Dividend Expenses	0	0
Total Expenses	360,088	3,821,714

Net Income (Loss)	-$560,005	-$6,484,584

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$88,156,215	$113,483,622
Additions	0	166
Net Income (Loss)	-560,005	-6,484,584
Redemptions	-1,724,239	-21,127,233
Balance at September 30, 2018	$85,871,971	$85,871,971

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$982.317	5,058.34551	$4,968,899	-0.67%	-6.48%
B	$797.866	70,687.62146	$56,399,218	-0.72%	-6.94%
Legacy 1	$801.322	1,317.53489	$1,055,769	-0.47%	-4.84%
Legacy 2	$781.146	482.22166	$376,685	-0.49%	-5.01%
Global 1	$801.311	26,589.37808	$21,306,362	-0.43%	-4.08%
Global 2	$783.098	1,119.35772	$876,567	-0.45%	-4.28%
Global 3	$663.642	1,338.78098	$888,471	-0.59%	-5.53%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership